UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-33655

PARAGON SHIPPING INC.

(Name of Registrant)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 23, 2017, the OTC Markets delivered written notification to Paragon Shipping Inc. (the “Company”) indicating that because the bid price of the Company's common stock has closed below $0.01 per share for more than 30 consecutive calendar days, the Company no longer meets the Standards for Continued Eligibility for OTCQB as per OTCQB Standards, Section 2.3(2). Pursuant to Section 4.1 of the OTCQB Standards, the Company was granted a cure period of 90 calendar days during which the minimum closing bid price for the Company’s common stock must be $0.01 or greater for ten consecutive trading days in order to continue trading on the OTCQB marketplace. If this requirement is not met by August 21, 2017, the Company will be removed from the OTCQB marketplace. In addition, the OTC Markets noted that if the Company’s closing bid price falls below $0.001 at any time for five consecutive trading days, the Company will be immediately removed from the OTCQB.

The Company intends to monitor the closing bid price of its common stock between now and August 21, 2017 and is considering its options in order to regain compliance with the OTCQB minimum bid price requirement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAGON SHIPPING INC.

Date: May 24, 2017	By: /s/ GEORGE SKRIMIZEAS
George Skrimizeas
Chief Operating Officer